FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 25, 2008	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
February 20, 2008	AMEX: SMC

CENTRAL SUN REPORTS 2007 FINANCIAL RESULTS

Central Sun Mining Inc. reports its financial results for the year ended December 31, 2007 (currency figures in US dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Central Sun Mining website at www.centralsun.ca. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release. The documents will be included in the Company’s Annual Report and will be mailed to shareholders.

“Our 2007 year end results reflect the difficult period that the Company experienced in 2007 with the unexpected suspension of the Bellavista Mine and temporary suspension of the Orosi Mine. Central Sun has soundly overcome this challenging year and we are progressing well in meeting our goals and objectives for 2008 and beyond. The Limon Mine is performing well and meeting expectations, the Orosi Mine mill construction project is progressing on schedule and the exploration program has started quickly and has had some excellent successes so far,” said President and CEO, Peter Tagliamonte. “2008 will be a year that we concentrate on enhancing the Limon Mine’s performance and gold production, building and completing the Orosi mill project and expand our resource base through exploration,” Mr. Tagliamonte noted.

Highlights:

•	The Company successfully restructured and closed on a private placement financing of Cdn $26.0 million

•	New Management and Board Members were added

•	The Company successfully suspended operations in Q3 at its Bellavista Mine eliminating any possible environmental damage due to ground movement

•

The Company temporarily suspended operations at its Orosi Mine in Nicaragua in Q1 2007 as it undertakes the installation of a new milling process that will improve overall recovery from 38% to over 90%

•	The suspension of these two mining operations impacted the Company’s financial results for the year as follows:

-The Company incurred a $55.5 million write down due to the suspension of the

Bellavista Mine

-Revenue decreased 8% to $48.2 million in 2007 compared to revenue of $52.2 million in 2006

-Gold production decreased 12% to 75,944 ounces compared to 86,420 ounces in

2006

-Gold sales decreased 17% to 71,668 ounces compared to 86,536 ounces in 2006

-Earnings from mine operations at Bellavista, Limon and Orosi totalled $0.3 million compared to a loss of $0.6 million in 2006

-Net loss for 2007 was $60.9 million compared to a $7.4 million loss in 2006

-Cash operating costs per ounce of gold sold was $515 per ounce in 2007 compared to $452 per ounce in 2006

•	Cash flow used in operations, before changes in non-cash working capital, totalled $6.8 million in 2007 compared to $5.4 million generated in 2006

•	Average realized gold price in 2007 was $672 per ounce compared to $603 in 2006

Results of Operations – Fiscal 2007 Compared to Fiscal 2006

Limon Mine
	2007	2006	Change	% Change

Gold sold (ounces)	32,053	33,067	(1,014)	(3%)
Pre-production gold ounces sold*	482	1,095	(613)	(56%)
Average realized gold price ($/ounce)	686	605	81	13%

Cash operating costs ($/ounce)	564	469	95	20%
Total cash costs ($/ounce)	608	507	101	20%
Tonnes milled	287,710	295,562	(7,852)	(3%)
Ore grade (g/tonne)	5.1	4.4	0.7	16%
Recovery (%)	78.5	83.3	(4.8)	(6%)
Gold produced (ounces)	36,702	34,341	2,361	7%

($ in thousands)
Sales	$22,002	$20,003	$1,999	10%

Cost of sales	18,085	15,510	2,575	17%
Royalties and production taxes	1,403	1,250	153	12%
Depreciation and depletion	1,289	1,283	6	0%
Accretion	69	64	5	8%
	$20,846	$18,107	$2,739	15%

Income from mining operations	$1,156	$1,896	$(740)	(39%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $1,999,000 or 10% in 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries on the Santa Pancha ore body in 2007 compared to the recovery experienced in the Talavera ore body in 2006. The market strength for gold resulted in a 13% increase in the average realized gold price per ounce which contributed to the increase in sales revenue.

Cost of sales increased by $2,575,000 or 17% and cash operating costs per ounce increased by $95 to $564 in 2007. The increased cost of sales was attributed to generally higher production costs, especially salaries, fuel, and electricity costs. Royalties and production taxes increased by 12% as gold ounces produced increased over the previous fiscal year. The gold produced at the Limon Mine in 2007 was 4,649 ounces higher than the gold sold due to timing issues. This difference was carried in inventory at December 31, 2007 and sold in early January 2008.

Orosi Mine*
	2007	2006	Change	% Change
Gold sold (ounces)	16,619	14,639	1,980	14%
Average realized gold price ($/ounce)	665	617	48	8%

Cash operating costs ($/ounce)	594	776	(182)	(23%)
Total cash costs ($/ounce)	627	807	(180)	(22%)
Tonnes mined	366,113	641,743	(275,630)	(43%)
Ore grade (g/tonne)	2.0	1.8	0.2	11%
Gold produced (ounces)	16,365	14,797	1,568	11%

($ in thousands)
Sales	$11,049	$9,032	$2,017	22%

Cost of sales	9,875	11,363	(1,488)	(13%)
Royalties and production taxes	545	449	96	21%
Depreciation and depletion	2,384	2,401	(17)	(1%)
Accretion	92	45	47	104%
	$12,896	$14,258	$(1,362)	(10%)

Loss from mining operations	$(1,847)	$(5,226)	$3,379	65%

*The fiscal 2007 figures are from mining operations covering the period January 1 to March 31, 2007 and leaching operations for the 11 months ending November 30, 2007. Comparative information presented for 2006 only contains data for the period July 6, 2006 to December 31, 2006, after Central Sun took over ownership of the mine.

Central Sun acquired the Orosi Mine in July of 2006. The site sold 12,146 ounces during the first quarter of 2007 but at high cash operating costs. Management suspended operations on March 31, 2007 while the Company commenced a project to convert the site to a conventional milling circuit. Subsequent recoveries of gold ounces were from residual heap leaching.

Selected Annual Information

	2007	2006	2005

Gold sales (ounces)	71,668	86,536	43,228
Average spot gold price ($/ounce)	$695	$603	$445
Average realized gold price ($/ounce)	$672	$603	$448
Cash operating costs ($/ounce)	$515	$452	$369
Total cash costs ($/ounce)	$545	$477	$393

($ in thousands, except per share amounts)
Sales	$48,190	$52,150	$19,383
Cost of sales	$36,882	$39,148	$15,931
Orosi Mine – Mill Project	$2,743	$-	$-
Bellavista Mine write-down	$55,523	$-	$-
Loss from continuing operations	$(64,321)	$(7,334)	$(4,077)
Income (loss) from discontinued operations	$3,397	$(72)	$-
Net loss	$(60,924)	$(7,406)	$(4,077)
Loss per share from continuing operations – basic and diluted	$(1.75)	$(0.25)	$(0.18)
Loss per share – basic and diluted	$(1.65)	$(0.25)	$(0.18)

Cash	$16,762	$9,548	$6,799
Working capital	$19,676	$13,607	$6,144
Total assets	$73,555	$105,357	$70,239

At December 31, 2007, the Company had cash of $16,762,000 (2006 - $9,548,000) and working capital of $19,676,000 (2006 - $13,607,000).

Conference Call

A conference call will be held on March 26, 2008 at 11 a.m. to discuss the year end results along with an exploration and operations update. To participate, dial 416-641-6132 or, toll free in North America, 1-866-226-1792. The conference call will be archived and available for replay until April 2, 2008, by dialing 416-695-5800 or, toll free in North America, 1-800-408-3053. Use the passcode 3256862.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Andre Bharti, Investor Relations	Peter W. Tagliamonte	Denis Arsenault
CENTRAL SUN MINING INC.	President & CEO	Chief Financial Officer

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.